Ernst & Young LLP
1800 One MONY Plaza                 Phone:   315 425-8011
Syracuse, New York  13202           Fax:     315 422-5226



Consent of Independent Auditors

We consent to the use of our report dated January 10, 1997 (except for Note 19, as to which the date is October 1, 1997) included in the Annual Report on Form 10-K of Gleason Corporation for the year ended December 31, 1996, with respect to the consolidated financial statements, as amended, included in this Form 10-K/A.

We also consent to the use in the Registration Statements (Form S-8 No. 2-91656 and Form S-8 No. 33-62447) and Registration Statement (Form S-3 No. 2-84220) of Gleason Corporation of our report dated January 30, 1997 (except for Note 19, as to which the date is October 1, 1997) included in the Annual Report on Form 10-K of Gleason Corporation for the year ended December 31, 1996, with respect to the consolidated financial statements, as amended, included in this Form 10-K/A.



Syracuse, New York
October 1, 1997